                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA-TIM: COMBINATION FIXED-LINE/MOBILE SUPERPHONE

FIXED-LINE/MOBILE VIDEOCALLS FROM DECEMBER

New services under the Group’s convergence strategy

Fixed-line to mobile video-calling and image transfer from December.

Combined fixed-line/mobile handset in 2006.

New fixed-line/mobile tariff packages made possible by integration

TIM re-launches all-in subscriptions

Films, news and other content on TV via the internet; digital quality TV on mobile phones

Milan, 27 October 2005 - Telecom Italia and TIM bring the first integrated fixed-line/mobile platform products and services to the market.  The new offers are also a result of the Group’s investment in innovation and the development of new technologies, which will amount to 10 billion euro in the period 2005-2007 or 70% of total investment. The Telecom Italia Group total investment represents 17% of turnover, the highest rate among the telephone operator in Europe.

Telecom and TIM: video calls and “fixed/mobile” packages

Starting this December, Telecom Italia fixed-line videophones and TIM UMTS phones can video call one another. Innovative network architecture enables pictures captured by fixed-line and mobile videophones to be displayed in real-time on both fixed-line and UMTS phones.

For the first time, Telecom Italia and TIM are combining their product offers to promote these next-generation services. The companies’ videophone plus UMTS phone package will be available at a very attractive price, starting from 199 euro. Telecom Italia and TIM’s first fixed/mobile tariff packages, to be introduced in November, will allow customers to make calls at advantageous prices between their home phone and three cellphone numbers of their choice and vice versa (Teleconomy Famiglia and TIM Famiglia).

TIM, the company that in 1996 was the first to offer prepaid cards, is  re-launching the subscription formula with innovative “all-inclusive” UMTS tariff offerings. Thanks to these offers, customers can make calls and send and receive SMS and MMS messages to all fixed-line and mobile phones, as well as make video calls to TIM mobile phones and Telecom Italia videophones. Fixed-line to mobile video-calls will be available from December.

The “superphone”: a home phone and cellphone in one

Phase two of the Group’s innovation strategy focuses on the launch of a “superphone” that works both as a home phone and mobile phone in 2006. This new phone adopts new UMA (Unlicensed Mobile Access) technology to connect to home ADSL fixed-line networks over WiFi, and work as a GSM, GPRS or EDGE phone outside the home, just like a normal cellphone. Calls are charged either as fixed-line or mobile calls, depending on the environment where calls are made and the customer’s price plan. In this way, the customer will have the advantage of using a single telephone and will always benefit from the most convenient tariff, while maintaining the two separate bills (Telecom Italia and TIM).

TV (and more…) via Internet and on mobile phones

The Telecom Italia Group is also moving ahead with its third significant challenge: content distribution over fixed terminals (TVs and computers) and mobile terminals. By the end of December, IPTV (Internet Protocol Television) will bring a vast range of innovative services to home TV sets. Customers TVs equipped with an infrared keyboard, an ADSL connection and a special Set-Top Box offer access to a vast range of high-definition content (films, news, sport, music, reality shows and live events), as well as allowing customers to surf the internet and send/receive e-mail.

Trials of IPTV are now almost complete and the service is scheduled for rollout in 21 Italian cities by the end of the year.

The Group is also developing technologies to distribute this content to mobile terminals. A recent non-exclusive agreement between TIM and Mediaset has paved the way for the commercial launch in Italy - the first in the world - of digital terrestrial TV service to mobile phones implementing DVB-H (Digital Video Broadcaster Handheld) technology. In 2006, it will be already possible to watch Mediaset programmes on TIM mobile phones at a level of quality on the move similar to that of the digital terrestrial standard.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 27th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager